Exhibit 99.1

Goldcorp Reports 2013 First Quarter Results; Annual Guidance Reconfirmed

VANCOUVER, May 2, 2013 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported quarterly revenues of $1.0 billion, generating adjusted net earnings1,2 of $253 million, or $0.31 per share, compared to $404 million, or $0.50 per share, in the first quarter of 2012.  Reported net earnings were $309 million compared to $479 million in the first quarter of 2012.  Adjusted operating cash flow1,3 was $400 million.

First Quarter 2013 Highlights

•	Revenues totaled $1.0 billion.
•	Gold sales totaled 595,100 ounces[1].
•	All-in sustaining costs totaled $1,135[1,4] per ounce, $565 per ounce on a by-product basis and $710 per ounce on a co-product basis[1,5].
•	Adjusted operating cash flow totaled $400 million or $0.49 per share.
•	Adjusted net earnings were $253 million, or $0.31 per share.
•	Dividends paid amounted to $122 million.
•	Issued $1.5 billion in senior unsecured notes.
•	Commercial production declared at Pueblo Viejo.

"Our mines performed as planned during the first quarter to provide a good start to 2013," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "As previously reported, we expect gold production to increase throughout the year with a corresponding decrease in operating costs as we work through planned lower grades at Peñasquito and Alumbrera, and benefit from the ramp up of production at Pueblo Viejo. Based on this start, we remain quite comfortable with our annual guidance for both gold production and operating costs.

Production at Peñasquito in Mexico was in line with expectations and grade reconciliation continues to be very strong. We expect grades at Peñasquito to increase over the balance of 2013 resulting in higher production as mining progresses deeper into the Peñasco pit phase 4A.  Red Lake in Ontario had an excellent quarter, with a good performance in the High Grade Zone leading to strong gold production.

"I believe the long term fundamentals supporting a strong gold price remain firmly in place, but in light of recent volatility in gold and other metals prices we have completed a review of capital spending, exploration and general and administrative costs. A contingency plan is now in place that would defer spending should market conditions warrant; however, Goldcorp's strong cash flows, very low debt and over $4 billion of liquidity6 have positioned the Company for success in any conceivable metals price environment. Our next generation of gold projects under construction, including Cerro Negro in Argentina, Éléonore in Quebec and Cochenour in Ontario, are expected to deliver high-margin, low-cost growth over the next five years with over half of the capital spending related to these projects to be completed by the end of this year. We remain comfortable with guidance of $2.8 billion in capital spending for the year, and our shareholders can count on continued discipline as we advance our growth strategy and focus on execution and prudent cost management at our mines and projects."

Financial Review

Gold sales in the first quarter were 595,100 ounces on production of 614,600 ounces.  This compares to sales of 545,700 ounces on production of 524,700 ounces in the first quarter of 2012. Silver production totaled 5.6 million ounces compared to silver production of 6.6 million ounces in the prior year's first quarter.  Operating costs were $1,135 per ounce of gold on an all-in sustaining cost basis, $565 per ounce on a by-product basis and $710 on a co-product basis.

Net earnings in the quarter were $309 million compared to $479 million in the first quarter of 2012. Adjusted net earnings in the first quarter totaled $253 million, or $0.31 per share, compared to $404 million or $0.50 per share, in the first quarter of 2012.  Adjusted net earnings in the first quarter of 2013 primarily exclude the gains from the foreign exchange translation of deferred income tax liabilities, and mark-to-market gains on the conversion feature of convertible senior notes, but include the impact of non-cash stock-based compensation expenses which amounted to approximately $18 million or $0.02 per share for the quarter.  Adjusted operating cash flow was $400 million compared to $480 million in last year's first quarter.  The average realized gold price for the quarter was $1,6221 per ounce of gold sold during the quarter compared to $1,707 per ounce during the year-ago quarter.

Mexico

At Peñasquito, production totaled 60,100 gold ounces at total cash costs of $611 per ounce.  As previously reported, mining in the first half of 2013 is taking place in a lower grade portion of the pit.  Process plant throughput in the quarter averaged 103,660 tonnes per day.  As metals grades increase, production is expected to accelerate and costs are forecast to decrease significantly in the second half of the year.

Ongoing studies to develop a long-term water strategy for the Peñasquito district continue to progress.  A new water source has been identified within the Company's current permitted basin with the potential to supply sufficient fresh water to continue the plant ramp-up to full design capacity.    The analysis of the development of a new well field in this location is expected to be completed in the second quarter.  Current water availability is expected to be sufficient to achieve guidance of between 360,000 and 400,000 ounces for 2013.

Seven drills at Peñasquito are completing wide-spaced testing of the deep skarn potential between and below the Peñasco and Chile Colorado deposits. Recent results continue to demonstrate the presence of copper, gold, silver and zinc mineralization over significant widths within skarn alteration.

Gold production at Los Filos was 81,500 ounces in the first quarter at a total cash cost of $589 per ounce.  The construction of the next expansion phase of the Los Filos heap leach pad facility is progressing well and expected to be completed late in the second quarter of 2013 as planned. With proven and probable gold reserves at Los Filos increasing to 7.43 million ounces (296.71Mt at @ 7.43g/t Au) in 2012, a study is underway to investigate the potential of expanding the long-term production profile at Los Filos. The study is expected to be completed by the end of 2013.

Canada

At Red Lake in Ontario, gold production for the first quarter was 145,500 ounces at a total cash cost of $476 per ounce.   The strong quarterly performance was driven by an increased number of available high grade mine headings.  Exploration drilling at Red Lake continued to focus on the newly-discovered NXT zone adjacent to the High Grade Zone with the objective of growing the existing gold resource and converting resources to reserves.  Results to date indicate that the zone remains open to the west and in both directions vertically.  Several drills are targeting this zone both from the 4199 exploration drift and from existing infrastructure at higher levels in the mine.  Exploration development from the newly-completed drift at the 47 level is expected to provide closer drill access to this zone.

At Porcupine in Ontario, gold production in the first quarter totaled 67,200 ounces at a total cash cost of $797 per ounce. The Hoyle Pond Deep project continued to advance, which will access deeper discovered zones of gold mineralization and enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex.

Central America

At Pueblo Viejo, first quarter gold production totaled 64,700 ounces at a total cash cost of $472 per ounce.  Production was lower than expected due primarily to lower ore tonnes processed due to issues with certain components during start-up that were largely resolved by the end of the first quarter.  Ramp-up is expected to continue during the first half of 2013 to full capacity, with 2013 production expected to be between 330,000 to 435,000 ounces.

Overall construction of the 215 MW dual fuel power plant is 80% complete, with commissioning expected by the end of the third quarter of 2013.  Commissioning activities related to the copper circuit continued during the quarter and first copper production is expected during the third quarter of 2013.

The government of the Dominican Republic has asked Barrick on behalf of the Pueblo Viejo joint venture to accelerate and increase the benefits that the Dominican Republic will derive from the mine.  Barrick, while reserving rights under the Special Lease Agreement (SLA), continues to engage in dialogue with the government in an effort to achieve a mutually acceptable outcome.  To date, the outcome of the dialogue is uncertain but any amendments to the SLA would likely result in significant additional and accelerated payments to the government.

Advancing the Growth Drivers

Construction of the Cerro Negro project in Argentina continued to advance steadily in the first quarter.  The permit for the construction of the power line to connect to the grid was received during the quarter but later than previously expected.  The delay may affect the mobilization of the contractor that will construct the power line and increases the potential for initial gold production to be deferred until the first quarter of 2014.

Engineering, Procurement and Construction Management (EPCM) activities at Cerro Negro are progressing with detailed engineering 92% complete and EPCM total progress at approximately 62%.

The Eureka vein deposit will provide the first ore to the mill and initial stope production has commenced. The stockpile contains an estimated 51,320 tonnes at a grade of 11.69 grams per tonne of gold and 220 grams per tonne of silver, and continues to reconcile well with reserve estimates.  The Eureka decline has now reached a length of 2,305 metres of the approximately 3,900 metres planned.  Development of the Mariana Norte and Mariana Central veins is also progressing well, with scheduled ore development to commence in the second and third quarters, respectively.

An extensive surface geological mapping and sampling program over the various Cerro Negro concessions continued in the first quarter.  The program has identified a number of new targets that will be drill-tested for the first time throughout 2013.  Current exploration drilling is focused on new gold reserves near existing veins.

Éléonore in Quebec remains on track to produce first gold in late 2014.  The exploration ramp has now reached 2,940 metres in length which corresponds to a vertical depth of nearly 470 metres below surface.  The production shaft has now reached a depth of 220 metres, in line with plan.  Conversion of the exploration shaft from sinking to operating mode was successfully completed which has allowed off-shaft development on the 650 metre level to commence.

Exploration during the quarter focused on in-fill drilling in the upper mine area.  A total of 18,884 metres of diamond drilling was completed from strategic working platforms in the exploration ramp.  Currently six diamond drills are conducting definition and exploration drilling.

At the Cochenour project in the Red Lake district, the haulage drift has now advanced to 71% completion with expected completion in the fourth quarter of 2013.  Two drills continue to work in the haulage drift to test the potential of the underexplored area.  Underground exploration diamond drilling of the Bruce Channel Deposit will commence later in the year once the haulage drift reaches a sufficient extent and drilling platforms are excavated.

Exploration activities resumed late in the quarter at the Camino Rojo project near Peñasquito with six core drills completing 2,026 metres in six in-fill holes into the sulfide deposit in the West Extension.  Drilling resumed following the successful signing of an agreement with the Ejido San Tiburcio covering 2,500 hectares of land providing long-term surface rights that enable mining at Camino Rojo.  In addition, a five-year exploration agreement was signed that provides permission to explore and drill on another 2,500 hectares of ejido land within the Camino Rojo concession.

2013 Guidance Outlook

The Company today reconfirmed guidance for 2013 of between 2.55 and 2.80 million ounces at total cash costs of between $1,000 and $1,100 per ounce on an all-in sustaining cost basis; $525 to $575 per ounce of gold on a by-product basis and $700 to $750 per ounce on a co-product basis. Capital spending guidance of $2.8 billion for 2013 has also been reconfirmed.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

This release should be read in conjunction with Goldcorp's first quarter 2013 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources - Reports & Filings" section under "Quarterly Reports".

A conference call will be held on May 2, 2013 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until June 2, 2013 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US.  Pass code: 5331726.  A live and archived audio webcast will also be available at www.goldcorp.com.

(1)	The Company has included non-GAAP performance measures on an attributable basis throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company's operating and economic performance and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. However these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 of the Q1 2013 Management Discussion & Analysis ("MD&A") for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)	Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Refer to page 43 of the Q1 2013 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4)	For 2013, the Company is adopting an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 41 of the Q1 2013 MD&A for a reconciliation of all-in sustaining costs.

(5)	The Company has included non-GAAP performance measures - total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp's share of by-product silver, copper, lead and zinc sales revenues from Goldcorp's share of production costs.
Total cash costs on a co-product basis are calculated by allocating Goldcorp's share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,600	$1,600	$1,250
Silver	34.00	34.00	20.00
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90

Refer to page 40 of the MD&A for a reconciliation of total cash costs to reported production costs.

(6)	At March 31, 2013 the Company held $1,463 of cash and cash equivalents, $551 of money market investments and held an undrawn $2 billion revolving credit facility.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

All Mineral Reserves and Mineral Resources have been estimated as at December 31, 2012 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 ("NI 43-101"), or the AusIMM JORC equivalent. These estimates, as well as all other scientific and technical information relating to Goldcorp's mineral properties contained herein, have been prepared by employees of Goldcorp, its joint venture partners or its joint venture operating companies, as applicable, and have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice-President, Technical Services of Goldcorp, a "qualified person" for the purposes of NI 43-101. These estimates incorporate current and/or expected mine plans and cost levels at each property.  Varying cut-off grades have been used depending on the mine and type of ore.  Goldcorp's normal data verification procedures have been employed in connection with these estimates.  For a breakdown of Mineral Reserves and Mineral Resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Goldcorp's Mineral Reserves and Mineral Resources, please refer to Goldcorp's most recently filed Annual Information Form/ Form 40-F filed with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Goldcorp's Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2012 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL RESULTS (in millions of United States dollars, except per share amounts and where noted)
		Three Months Ended March 31
		2013	2012
Revenues		$1,015	$1,211
Gold produced (ounces)		614,600	524,700
Gold sold (ounces)		595,100	545,700
Copper produced (thousands of pounds)		18,800	24,100
Copper sold (thousands of pounds)		16,500	21,600
Silver produced (ounces)		5,633,400	6,618,500
Silver sold (ounces)		5,541,800	8,714,000
Lead produced (thousands of pounds)		29,100	39,200
Lead sold (thousands of pounds)		24,200	52,400
Zinc produced (thousands of pounds)		52,000	63,800
Zinc sold (thousands of pounds)		50,400	75,900
Average realized gold price (per ounce)		$1,622	$1,707
Average London spot gold price (per ounce)		$1,631	$1,691
Average realized copper price (per pound)		$3.38	$4.25
Average London spot copper price (per pound)		$3.59	$3.77
Average realized silver price (per ounce)		$26.18	$26.80
Average London spot silver price (per ounce)		$30.07	$32.63
Average realized lead price (per pound)		$1.00	$0.96
Average London spot lead price (per pound)		$1.04	$0.95
Average realized zinc price (per pound)		$0.89	$0.98
Average London spot zinc price (per pound)		$0.92	$0.92
Total cash costs - by-product (per gold ounce)		$565	$251
Total cash costs - co-product (per gold ounce)		$710	$648

Production Data:
Red Lake gold mines :	Tonnes of ore milled	196,900	220,100
	Average mill head grade (grams per tonne)	22.91	16.32
	Gold ounces produced	145,500	114,200
	Total cash cost per ounce - by-product	$476	$523
Porcupine mines :	Tonnes of ore milled	1,036,700	1,017,800
	Average mill head grade (grams per tonne)	2.17	2.07
	Gold ounces produced	67,200	60,700
	Total cash cost per ounce - by-product	$797	$786
Musselwhite mine :	Tonnes of ore milled	325,300	327,400
	Average mill head grade (grams per tonne)	5.86	5.43
	Gold ounces produced	59,100	53,200
	Total cash cost per ounce - by-product	$841	$844
Peñasquito :	Tonnes of ore mined	10,888,700	8,224,800
	Tonnes of waste removed	36,079,200	32,225,100
	Tonnes of ore milled	9,329,400	8,393,100
	Average head grade (grams per tonne) - gold	0.31	0.36
	Average head grade (grams per tonne) - silver	17.88	24.84
	Average head grade (%) - lead	0.22	0.31
	Average head grade (%) - zinc	0.43	0.56
	Gold ounces produced	60,100	68,600
	Silver ounces produced	3,932,600	4,955,400
	Lead (thousands of pounds) produced	29,100	39,200
	Zinc (thousands of pounds) produced	52,000	63,800
	Total cash cost per ounce - by-product	$611	($751)
	Total cash cost per ounce - co-product	$1,128	$726
Los Filos mine :	Tonnes of ore mined	6,770,500	7,391,100
	Tonnes of waste removed	12,163,200	10,368,400
	Tonnes of ore processed	6,740,700	7,404,300
	Average grade processed (grams per tonne)	0.68	0.70
	Gold ounces produced	81,500	82,700
	Total cash cost per ounce - by-product	$589	$521
El Sauzal mine :	Tonnes of ore mined	544,600	576,500
	Tonnes of waste removed	3,206,900	2,678,900
	Tonnes of ore milled	479,000	516,300
	Average mill head grade (grams per tonne)	1.32	1.37
	Gold ounces produced	18,200	21,400
	Total cash cost per ounce - by-product	$946	$605
Marlin mine :	Tonnes of ore milled	480,300	477,900
	Average mill head grade (grams per tonne) - gold	3.30	3.49
	Average mill head grade (grams per tonne) - silver	110	118
	Gold ounces produced	50,000	53,200
	Silver ounces produced	1,583,000	1,663,100
	Total cash cost per ounce - by-product	$102	($187)
	Total cash cost per ounce - co-product	$641	$501
Marigold mine : (1)	Tonnes of ore mined	2,253,600	1,713,200
	Tonnes of waste removed	6,478,600	6,785,400
	Tonnes of ore processed	2,253,600	1,713,200
	Average grade processed (grams per tonne)	0.40	0.65
	Gold ounces produced	31,700	26,500
	Total cash cost per ounce - by-product	$854	$679
Wharf mine :	Tonnes of ore mined	700,300	716,200
	Tonnes of ore processed	693,100	737,900
	Average grade processed (grams per tonne)	0.70	0.94
	Gold ounces produced	12,500	16,600
	Total cash cost per ounce - by-product	$836	$663
Alumbrera mine : (2)	Tonnes of ore mined	1,693,200	2,311,700
	Tonnes of waste removed	5,865,300	5,394,500
	Tonnes of ore milled	3,513,200	3,499,900
	Average mill head grade (grams per tonne) - gold	0.34	0.36
	Average mill head grade (%) - copper	0.32	0.39
	Gold ounces produced	24,700	27,600
	Copper (thousands of pounds) produced	18,800	24,100
	Total cash cost per ounce - by-product	$14	($1,131)
	Total cash cost per ounce - co-product	$915	$918
Pueblo Viejo mine : (3,4)	Tonnes of ore mined	1,156,000	-
	Tonnes of waste removed	398,500	-
	Tonnes of ore processed	288,700	-
	Average grade (grams per tonne) - gold	7.20	-
	Average grade (grams per tonne) - silver	47.13	-
	Gold ounces produced	64,100	-
	Silver ounces produced	117,800	-
	Total cash cost per ounce - by-product	$472	-
	Total cash cost per ounce - co-product	$535	-
Financial Data:
Cash flows from operating activities		$294	$339
Net earnings attributable to shareholders of Goldcorp Inc.		$309	$479
Net earnings per share - basic		$0.38	$0.59
Adjusted net earnings per share - basic		$0.31	$0.50
Weighted average shares outstanding (000's)		811,668	810,046

(1)	Shown at Goldcorp's interest - 66.7%
(2)	Shown at Goldcorp's interest - 37.5%
(3)	Shown at Goldcorp's interest - 40.0%
(4)	The Company announced commercial production at Pueblo Viejo mine on January 8, 2013.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts - Unaudited)

	Three Months Ended March 31

	2013	2012(5)
Revenues	$ 1,015	$ 1,211
Mine operating costs
Production costs	(503)	(489)
Depreciation and depletion	(150)	(141)
	(653)	(630)
Earnings from mine operations	362	581
Exploration and evaluation costs	(13)	(19)
Share of net earnings from associates	37	14
Corporate administration	(66)	(72)
Earnings from operations and associates	320	504
Losses on securities, net	(3)	(5)
Gains on derivatives, net	49	55
Finance costs	(10)	(6)
Other income	3	14
Earnings before taxes	359	562
Income taxes	(50)	(83)
Net earnings attributable to shareholders of Goldcorp Inc.	$ 309	$ 479
Net earnings per share
Basic	$ 0.38	$ 0.59
Diluted	0.33	0.51

(5)	Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars - Unaudited)

	Three Months Ended March 31

	2013	2012(5)
Net earnings attributable to shareholders of Goldcorp Inc.	$ 309	$ 479
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net earnings:
Mark-to-market (losses) gains on available-for-sale securities	(34)	12
Reclassification adjustment for impairment losses included in net earnings	4	5
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings	(1)	-
	$ (31)	$ 17
Total comprehensive income attributable to shareholders of Goldcorp Inc.	$ 278	$ 496

(5)	Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars - Unaudited)

	Three Months Ended March 31
	2013	2012(5)
Operating Activities
Net earnings	$ 309	$ 479
Adjustments for:
Dividends from associate	21	-
Reclamation expenditures	(3)	(5)
Losses on securities, net	3	5
Items not affecting cash:
Depreciation and depletion	150	141
Share of net earnings of associates	(37)	(14)
Share-based compensation expense	18	28
Unrealized gains on derivatives, net	(49)	(55)
Accretion of reclamation and closure cost obligations	5	4
Deferred income tax recovery	(83)	(151)
Other	5	(2)
Change in working capital	(45)	(91)
Net cash provided by operating activities	294	339
Investing Activities
Expenditures on mining interests	(479)	(537)
Deposits on mining interests expenditures	(54)	(50)
Interest paid	(9)	(9)
Purchases of money market securities and other investments	(553)	(14)
Proceeds from sales of securities and other investments, net	8	273
Other	1	8
Net cash used in investing activities	(1,086)	(329)
Net cash provided by investing activities of discontinued operations	8	5
Financing Activities
Debt borrowings, net of borrowing costs	1,481	-
Borrowings from associate	131	-
Common shares issued, net of issue costs	-	6
Dividends paid to shareholders	(122)	(109)
Net cash provided by (used in) financing activities	1,490	(103)
Effect of exchange rate changes on cash and cash equivalents	-	-
Increase (decrease) in cash and cash equivalents	706	(88)
Cash and cash equivalents, beginning of period	757	1,458
Cash and cash equivalents, end of period	$ 1,463	$ 1,370

(5) Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars - Unaudited)

	March 31 2013	December 31 2012(5)	January 1 2012(5)
Assets
Current assets
Cash and cash equivalents	$ 1,463	$ 757	$ 1,458
Money market investments	551	-	272
Accounts receivable	454	567	403
Inventories and stockpiled ore	749	696	550
Notes receivable	5	5	40
Other	218	170	88
	3,440	2,195	2,811
Mining interests
Owned by subsidiaries	24,289	23,902	22,249
Investments in associates	2,693	2,663	1,940
	26,982	26,565	24,189
Goodwill	1,737	1,737	1,737
Investments in securities	126	162	207
Notes receivable	28	37	42
Deposits on mining interests expenditures	121	95	73
Other	198	188	87
Total assets	$ 32,632	$ 30,979	$ 29,146
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 785	$ 830	$ 545
Income taxes payable	154	101	32
Derivative liabilities	70	68	65
Other	201	69	39
	1,210	1,068	681
Deferred income taxes	5,344	5,434	5,442
Long-term debt	2,275	783	737
Derivative liabilities	36	79	237
Provisions	495	500	355
Income taxes payable	60	62	113
Other	113	124	96
Total liabilities	9,533	8,050	7,661
Equity
Shareholders' equity
Common shares, stock options and restricted share units	17,131	17,117	16,992
Investment revaluation reserve	20	51	43
Retained earnings	5,735	5,548	4,237
	22,886	22,716	21,272
Non-controlling interests	213	213	213
Total equity	23,099	22,929	21,485
Total liabilities and equity	$ 32,632	$ 30,979	$ 29,146

(5)	Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

SOURCE: Goldcorp Inc.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 08:00e 02-MAY-13